November 16, 2020

Via EDGAR
United States Securities and Exchange Commission,
Division of Corporation Finance,
Office of Manufacturing,
100 F Street N.E.,
Washington, D.C. 20549.

Attention:	Sergio Chinos, Staff Attorney Geoffrey Kruczek, Staff Attorney

Re:	Fiat Chrysler Automobiles N.V. Amendment No. 2 to Registration Statement on Form F-4 Filed November 5, 2020 File No. 333-240094
Dear Mr. Chinos and Mr. Kruczek:
On behalf of our client, Fiat Chrysler Automobiles N.V. (the “Registrant”) to be renamed Stellantis N.V. following completion of the pending merger with Peugeot S.A. (“PSA”), we are writing to respond to the letter, dated November 12, 2020 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to the Registration Statement on Form F-4 (the “Registration Statement”) filed on November 5, 2020. Concurrently with the submission of this letter, the Registrant has filed Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). The Registrant has supplementally provided a marked copy of the Amended Registration Statement against the November 5, 2020 filing to facilitate the Staff’s review.
The Registrant appreciates the Staff’s review of the Registration Statement and looks forward to working with the Staff to resolve the remaining Staff’s comments. For the Staff’s convenience, the Registrant has reproduced the Staff’s comment made in the Comment Letter below in bold and provided its responses below the comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Amended Registration Statement.

U.S. Securities and Exchange Commission
November 16, 2020

In addition to the responses to the Staff’s comment, the Amended Registration Statement includes changes made in response to comments received from the Dutch Autoriteit Financiele Markten on the EU prospectus relating to Stellantis’ listing on Euronext which has substantially the same content as the Amended Registration Statement. The Amended Registration Statement also includes updates to the information in the prospectus previously filed.
The Registrant understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Registrant. Accordingly, the Registrant understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Registrant.
Capitalization and Indebtedness, page 148
1.In your capitalization and indebtedness tables, the "Combined Group as adjusted for the Merger - Before Faurecia Distribution" column includes, per note (a), adjustments made in the Unaudited Pro Forma Condensed Combined Financial information included in this prospectus. Please add disclosure to highlight the most significant adjustments and provide cross-references to the relevant specific adjustments in the Unaudited Pro Forma Condensed Combined Financial information.
Response:
In response to the Staff’s comment, the footnotes to the Capitalization and Indebtedness tables have been updated to highlight the material and significant adjustments related to both columns “Combined Group as adjusted for the Merger - Before Faurecia Distribution” and “Combined Group as adjusted for the Merger - Post Faurecia Distribution”. These adjustments, where appropriate, cross refer to the Unaudited Pro Forma Condensed Combined Financial Information by using the defined terms that are described in the relevant footnotes to the Unaudited Pro Forma Condensed Combined Financial Information. Please refer to the updated footnotes on pages 148-149 of the Amended Registration Statement.

U.S. Securities and Exchange Commission
November 16, 2020

* * *
As we have discussed with you, the parties would like to clear this last comment as soon as possible in order to begin the process of calling the shareholders’ meetings necessary to complete their merger. Please let me know of any questions or comments with respect to the Amended Registration Statement at your early convenience. My contact details are (tel: +1-212-558-3109 or +1-650-796-0604; or email: millersc@sullcrom.com).

Very truly yours,
/s/ Scott D. Miller
Scott D. Miller

cc: Charles Eastman
Melissa Raminpour
(U.S. Securities and Exchange Commission)

Richard K. Palmer
Giorgio Fossati
(Fiat Chrysler Automobiles N.V.)

Philippe de Rovira
Mark Rollinger
(Peugeot S.A.)

George Stephanakis
(Cravath, Swaine & Moore LLP)